                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                            FORWARD INDUSTRIES, INC.
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                                (Name of Issuer)


                          COMMON STOCK (.01 PAR VALUE)
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                         (Title of Class of Securities)

                                    34986210
                          ---------------------------
                                 (CUSIP Number)


                               Kenneth Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 27 , 1999
             -------------------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: o

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 34986210

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1        Name of Reporting Person                                Robert S. Ellin
         S.S. or I.R.S. Identification No.
         of Above Person

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2        Check the Appropriate Box if                                  (a) [ ]
         a Member of a Group                                           (b) [X]

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3        SEC Use Only

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4        Source of Funds                                                PF

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5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                     [ ]

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6        Citizenship or Place of Organization                           U.S.A.

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                       7  Sole Voting Power         305,500 shares including
                                                    216,000 shares underlying
                                                    warrants
                       ---------------------------------------------------------

Number of Shares       8  Shared Voting Power       1,154,617 shares including
Beneficially Owned by                               571,950 shares underlying
Reporting Person With                               warrants
                       ---------------------------------------------------------

                       9  Sole Dispositive Power    305,500 shares including
                                                    216,000 shares underlying
                                                    warrants
                       ---------------------------------------------------------

                       10 Shared Dispositive Power  1,154,617 shares including
                                                    571,950 shares underlying
                                                    warrants
--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially
         Owned By Each Reporting Person             1,460,117 shares
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12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares        [X]
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13       Percent of Class Represented
         Amount in Row (11)                         21.8%
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14       Type of Reporting Person                   IN

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                                      - 2 -
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CUSIP NO. 34986210

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1        Name of Reporting Person                 Robert Ellin Family 1997 Trust
         S.S. or I.R.S. Identification No.
         of Above Person

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2        Check the Appropriate Box if                                  (a) [ ]
         a Member of a Group                                           (b) [X]

--------------------------------------------------------------------------------

3        SEC Use Only

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4        Source of Funds                                                PF

--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization                           U.S.A.

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                       7  Sole Voting Power         37,500 shares

                       ---------------------------------------------------------

Number of Shares       8  Shared Voting Power
Beneficially Owned by
Reporting Person With  ---------------------------------------------------------

                       9  Sole Dispositive Power    37,500 shares

                       ---------------------------------------------------------

                       10 Shared Dispositive Power

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11       Aggregate Amount Beneficially
         Owned By Each Reporting Person             37,500 shares
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12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares        [ ]
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13       Percent of Class Represented
         Amount in Row (11)                         0.6%
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14       Type of Reporting Person                   OO

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                                      -3-

CUSIP NO. 34986210

--------------------------------------------------------------------------------

1        Name of Reporting Person                        Atlantis Equities, Inc.
         S.S. or I.R.S. Identification No.
         of Above Person

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2        Check the Appropriate Box if                                  (a) [ ]
         a Member of a Group                                           (b) [X]

--------------------------------------------------------------------------------

3        SEC Use Only

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4        Source of Funds                                                WC

--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization                           New York

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                       7  Sole Voting Power

                       ---------------------------------------------------------

Number of Shares       8  Shared Voting Power       326,450 shares including
Beneficially Owned by                               121,950 shares underlying
Reporting Person With                               warrants
                       ---------------------------------------------------------

                       9  Sole Dispositive Power

                       ---------------------------------------------------------

                       10 Shared Dispositive Power  326,450 shares including
                                                    121,950 shares underlyin
                                                    warrants
--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially              326,450 shares
         Owned By Each Reporting Person
--------------------------------------------------------------------------------

12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares        [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented
         Amount in Row (11)                         5.4%
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14       Type of Reporting Person                   CO

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                                      -4-

CUSIP NO. 34986210

--------------------------------------------------------------------------------

1        Name of Reporting Person               Robert Ellin Profit Sharing Plan
         S.S. or I.R.S. Identification No.
         of Above Person

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2        Check the Appropriate Box if                                  (a) [ ]
         a Member of a Group                                           (b) [X]

--------------------------------------------------------------------------------

3        SEC Use Only

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4        Source of Funds                                                OO

--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization                           U.S.A.

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                       7  Sole Voting Power

                       ---------------------------------------------------------

Number of Shares       8  Shared Voting Power       553,167 shares including
Beneficially Owned by                               285,000 shares underlying
Reporting Person With                               warrants
                       ---------------------------------------------------------

                       9  Sole Dispositive Power

                       ---------------------------------------------------------

                       10 Shared Dispositive Power  553,167 shares including
                                                    285,000 shares underlyin
                                                    warrants
--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially              553,167 shares
         Owned By Each Reporting Person
--------------------------------------------------------------------------------

12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares        [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented
         Amount in Row (11)                         8.9%
--------------------------------------------------------------------------------

14       Type of Reporting Person                   EP

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                                      -5-

CUSIP NO. 34986210

--------------------------------------------------------------------------------

1        Name of Reporting Person                                 Nancy J. Ellin
         S.S. or I.R.S. Identification No.
         of Above Person

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2        Check the Appropriate Box if                                  (a) [ ]
         a Member of a Group                                           (b) [X]

--------------------------------------------------------------------------------

3        SEC Use Only

--------------------------------------------------------------------------------

4        Source of Funds                                                PF

--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

6        Citizenship or Place of Organization                           U.S.A.

--------------------------------------------------------------------------------

                       7  Sole Voting Power

                       ---------------------------------------------------------

Number of Shares       8  Shared Voting Power       275,000 shares including
Beneficially Owned by                               165,000 shares underlying
Reporting Person With                               warrants
                       ---------------------------------------------------------

                       9  Sole Dispositive Power

                       ---------------------------------------------------------

                       10 Shared Dispositive Power  275,000 shares including
                                                    165,000 shares underlyin
                                                    warrants
--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially              275,000 shares
         Owned By Each Reporting Person
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12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares        [ ]
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13       Percent of Class Represented
         Amount in Row (11)                         4.5%
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14       Type of Reporting Person                   IN

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                                      -6-

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3"), amends the
Schedule 13D filed in September 1998 (the "Original 13D"), as amended by Amendment No. 1 filed in October 1998 ("Amendment No.1") and Amendment No. 2 filed in December 1998 ("Amendment No. 2"), filed by Robert S. Ellin, Robert Ellin Family 1997 Trust, Atlantis Equities, Inc., Robert Ellin Profit Sharing Plan and Nancy J. Ellin (the "Filing Persons") and relates to the common stock, par value $.01 per share ("Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company").

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Original 13D and Amendments Nos. 1 and 2.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of the funds used for purchases made by Robert Ellin Profit Sharing (the "Plan") was funds contributed by or for the benefit of the beneficiaries thereof. See Item 5(a).

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is hereby amended and supplemented by adding the following thereto:

     (a) On April __, 1999, the Plan made a privately negotiated purchase for $106,667 from a shareholder of 106,667 shares of Common Stock.

     In addition, the Plan purchased 13,500 shares on the open market for 0.8325 per share on January 5, 1999, and Atlantis Equities purchased 5,000 shares on the open market for $1.25 per share on January 21, 1999.

     These equity securities, in addition to the 1,372,450 shares of Common Stock previously reported as beneficially owned by the Filing Persons in Amendment No.2 (a total of 1,497,617 shares), represent approximately 22.4% of the outstanding shares of Common Stock of the Company.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated: April 27, 1999                     /s/ Robert S. Ellin
                                          -------------------------------------
                                          Robert S. Ellin


                                          ROBERT ELLIN FAMILY 1997 TRUST


                                          By: /s/ Marvin Ellin, Trustee
                                              ---------------------------------
                                              Marvin Ellin, Trustee


                                          ATLANTIS EQUITIES, INC.,


                                          By: /s/ Robert S. Ellin
                                              ---------------------------------
                                              Robert S. Ellin, President


                                          ROBERT ELLIN PROFIT SHARING PLAN


                                          By: /s/ Robert S. Ellin
                                              ---------------------------------
                                              Robert S. Ellin, Trustee


                                          By: /s/ Nancy J. Ellin
                                              ---------------------------------
                                              Nancy J. Ellin


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